Aquino Milling Inc.

10685-B Hazelhurst Dr. #13025

Houston, Texas 77043

Phone: (866) 655-7690

March 22, 2012

By Edgar

Anne Nguyen Parker

Branch Chief - Legal

Securities and Exchange Commission

Washington, DC 20549

Re:	Aquino Milling Inc.
Registration Statement on Form S-1
Originally filed January 30, 2012
File No. 333-178789

Request for Acceleration

Dear Ms. Parker:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Aquino Milling Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Monday March 26, 2012, at 4:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Mr. Louie Aquino

Mr. Louie Aquino

President and Chief Financial Officer.

VIA EDGAR

cc: Kevin Dougherty, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar